EX-16.1

October 17, 2024

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549 Commissioners:

We have read the statements made by noco-noco Inc. of its Form 6-K dated October 17, 2024. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of noco-noco Inc. contained therein.

Very truly yours,

Marcum Asia CPAs LLP

www.marcumasia.com